SEC 06004364 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 47217

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Keating Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5251 DTC Parkway, Suite 1090
(No. and Street)

Greenwood Village (City) Colorado (State) 80111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy J. Keating 720 889-0132
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

Denver Place-South Tower, 999 18th St., Suite 3370 (Address) Denver (City) Colorado (State) 80202 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2006 WASH. D.C. 192

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

PROCESSED JUN 02 2006 THOMSON FINANCIAL

OATH OR AFFIRMATION

I, Timothy J. Keating, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Keating Securities, LLC, as of

December 31 ,20 05 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

MY COMMISSION EXPIRES 4/1/2007

MELISSA D. SALINAS NOTARY PUBLIC STATE OF COLORADO

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEATING SECURITIES, LLC

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2005

KEATING SECURITIES, LLC

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
999 18th Street, Suite 3370
Denver, CO 80202
tel 303.675.0666
fax 303.675.0016
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To The Members of
Keating Securities, LLC

We have audited the accompanying statement of financial condition of Keating Securities, LLC as of December 31, 2005, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Keating Securities, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Rothstein, Kass & Company, P.C.

Denver, Colorado
February 23, 2006

KEATING SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS		
Securities Owned:		
Marketable, at market value	$	125,661
Restricted and not readily marketable, at estimated fair value		100,969
Cash and cash equivalents		691,120
Due from clearing broker		666,808
Property and equipment - net of accumulated depreciation of $67,336		35,950
Accounts receivable		32,500
Other assets		19,983
	$	1,672,991
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Securities sold short, at market	$	38,991
Accrued expenses		48,000
Accounts payable and other liabilities		10,648
Total liabilities		97,639
Members' Equity		1,575,352
	$	1,672,991

See accompanying notes to financial statements.

KEATING SECURITIES, LLC

STATEMENT OF OPERATIONS

Year Ended December 31, 2005	
Investment Income	
Investment banking fees	$ 4,373,132
Interest and dividend income	3,590
Net loss from principal transactions	(1,057,615)
Total investment income	3,319,107
Expenses	
Commissions	1,557,487
Salaries and expenses	1,353,751
Professional fees	345,359
Office expense	177,993
Travel & entertainment	150,464
Marketing and advertising	104,344
Regulatory fees	47,986
Research and development	31,602
Market data	27,880
NASDAQ market-making	27,388
Depreciation expense	16,529
Clearance charges	16,152
Recruiting	10,000
Employee compensation and benefits	4,571
Charitable donations	4,100
Dues and subscriptions	4,430
Taxes	1,186
Other	6,063
Total expenses	3,887,285
Net Loss	$ (568,178)

See accompanying notes to financial statements.

KEATING SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year Ended December 31, 2005	
Members' equity, beginning of period	$ 2,143,530
Net loss	(568,178)
Members' equity, end of period	$ 1,575,352

See accompanying notes to financial statements.

KEATING SECURITIES, LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2005

Cash flows from operating activities	
Net loss	$ (568,178)
Adjustments to reconcile net loss to net cash provided in operating activities:	
Depreciation	16,529
Changes in operating assets and liabilities:	
Securities owned	1,205,189
Due from clearing broker	(3,219)
Accounts receivable	(32,500)
Other assets	(1,679)
Securities sold short, at market value	(92,509)
Accrued expenses	18,000
Accounts payable and other liabilities	8,087
Net cash provided in operating activities	549,720
Net cash used in financing activities,	
Purchase of fixed assets	(15,952)
Net increase in cash and cash equivalents	533,768
Cash and cash equivalents, beginning of period	157,352
Cash and cash equivalents, end of period	$ 691,120

See accompanying notes to financial statements.

1. Nature of business and summary of significant accounting policies

Nature of Operations and Basis of Presentation

Keating Securities, LLC (the "Company"), is a Delaware limited liability company, organized in 2003 to engage in proprietary equity transactions, private placements of securities, best efforts underwriting and market-making in a maximum of 50 securities for inter-dealer transactions only. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). Keating Investments, LLC (the "Managing Member"), an investment advisor registered with the States of Colorado and California, owns approximately 90% of the Company.

Cash and Cash Equivalents

The Company considers money market accounts to be cash equivalents. The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per institution.

Valuation of Securities Owned and Securities Sold Short

The Company values securities owned and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period. Other securities traded in the over-the-counter markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short.

Valuation of Investments in Restricted Securities of Public Companies

Restricted securities are securities subject to SEC Rule 144 or other holding period restrictions, and cannot be sold without prior registration under the Securities Act of 1933. These securities are valued as if they were marketable securities with liquidity discounts determined by the Managing Member.

Fee Income

Fee income represents investment banking fees relating to advisory services for reverse merger transactions and capital raising. The Company may receive securities as payment of these fees, the value of which is estimated by management at the time of the transaction.

Revenue and Expense Recognition from Securities and Operating Transactions

Investment transactions are accounted for on a trade-date basis. Dividend income and dividends paid on short sales are recorded on the ex-dividend date and interest is recognized on the accrual basis.

Furniture and Equipment

Furniture and equipment is stated at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the useful lives of the related assets, generally 3 to 7 years.

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes

The Company does not record a provision for income taxes because the members report its share of the Company's income or loss on their income tax return.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Due from clearing broker

Due from clearing broker represents funds held by a broker pending reinvestment, proceeds from securities sold short and amounts due for unsettled trades. These amounts are essentially restricted to the extent they serve as deposits for securities sold short. The value of securities sold short is also collateralized by the Company's investment in certain marketable securities.

In the normal course of business, all of the Company's securities transactions, money balances and security positions are transacted with a broker. The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such brokers and does not anticipate any losses from these counter parties.

3. Securities sold short

Securities sold short represent obligations of the Company to make future delivery of a specific security and, correspondingly, create an obligation to purchase the security at prevailing market prices (or deliver the security if owned by the Company) at a later date. The Company is subject to certain inherent risks arising from its investing activities of selling securities short. The ultimate costs of the Company to acquire these securities may exceed the liability reflected in these financial statements.

4. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company's net capital was approximately $1,328,000 which was approximately $1,228,000 in excess of its minimum requirement of $100,000.

5. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exempt provision under sub-paragraph (k) (2)(ii) and, therefore is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

6. Related party transactions

The Reverse Merger Fund, LLC, an entity in which Keating Investments is the managing member, participates and invests in certain companies to which the Company provides investment banking and other related services.

7. Commitment

The Company is obligated under two non-cancelable operating leases for office space expiring September 30, 2009. The aggregate minimum future payments under these leases are payable as follows:

Year ending December 31,	Amount
2006	$ 94,964
2007	98,226
2008	113,208
2009	75,339

The lease is subject to escalation for the Company's proportionate share of increases in real estate taxes and other operating expenses. Rent expense charged to operations amounted to approximately $79,000 for the year ended December 31, 2005.

KEATING SECURITIES, LLC

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2005

Members' equity		$ 1,575,352
Less nonallowable assets, other assets		231,801
Net capital before haircuts		1,343,551
Haircuts, common stock		15,215
Net capital		$ 1,328,336
Aggregate indebtedness		$ 58,648
Computed minimum net capital required (6.67% of aggregate indebtedness)		$ 3,912
Minimum net capital required (under SEC Rule 15c3-1)		$ 100,000
Excess net capital ($1,328,336 - $100,000)		$ 1,228,336
Percentage of aggregate indebtedness to net capital	$ 58,648 / $ 1,328,336	4.42%

There are no material differences between the computation of net capital presented above and the computation of net capital reported on the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2005.

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
999 18th Street, Suite 3370
Denver, CO 80202
tel 303.675.0666
fax 303.675.0016
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

To the Members
Keating Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Keating Securities, LLC as of and for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exempt provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Keating Securities, LLC to achieve all divisions of duties and cross-checks generally included in an internal control structure and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, American Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rothstein, Kass & Company, P.C.

Denver, Colorado
February 23, 2006